SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*


PHI, Inc.

--------------------------------

(Name of Issuer)





NON-VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE
VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE

---------------------------------------

(Title of Class of Securities)




69336T205
69336T106

---------

(CUSIP Number)



Christopher E. Olin
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(818) 458-8459


----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)



August 20, 2018

---------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement

on Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),

check the following box [ ].



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Section 240.13d-7 for other parties to whom

copies are to be sent.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





CUSIP NO. 69336T205
	  69336T106



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1.       Names of Reporting Persons



         Alesia Value Fund LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         WC


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        33,402 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   33,402 shares
							   of Non-Voting
							   Common Stock



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       33,402 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (9) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 9



       0.3% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       OO



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1.       Names of Reporting Persons



         Alesia Asset Management LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        33,402 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   33,402 shares
							   of Non-Voting
							   Common Stock



----------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       33,402 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (9) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 9



       0.3% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Alesia Investment Management LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         OO


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        212,873 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

							   4,363 shares
							   of Voting
							   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   212,873 shares
							   of Non-Voting
							   Common Stock

							   4,363 shares
							   of Voting
							   Common Stock



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       212,873 shares of Non-Voting Common Stock
       4,363 shares of Voting Common Stock
       (See Item 5)

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12.    Check if the Aggregate Amount in Row (9) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 9



       1.6% of the outstanding shares of Non-Voting Common Stock
       0.2% of the outstanding share of Voting Common Stock

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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Christopher E. Olin



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF, PF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	United States of America

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Number of Shares        (7)     Sole Voting Power          4,232 shares
Beneficially						   of Non-Voting
Owned by Each						   Common Stock
Reporting Person With:
							   888 shares of
							   Voting Common
							   Stock

	                (8)     Shared Voting Power        246,275 shares
							   of Non-Voting
							   Common Stock

							   4,363 shares
							   of Voting
							   Common Stock

		        (9)     Sole Dispositive Power     4,232 shares
							   of Non-Voting
							   Common Stock

							   888 shares of
							   Voting Common
							   Stock

		        (10)   	Shared Dispositive Power   246,275 shares
							   of Non-Voting
							   Common Stock

							   4,363 shares
							   of Voting
							   Common Stock



----------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       250,507 shares of Non-Voting Common Stock
       5,251   shares of Voting Common Stock

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12.    Check if the Aggregate Amount in Row (9) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 9



       1.9% of the outstanding shares of Non-Voting Common Stock
       0.2% of the outstanding share of Voting Common Stock

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14.    Type of Reporting Person

       IN



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1.       Names of Reporting Persons



         Timothy Stabosz



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         PF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	United States of America

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Number of Shares        (7)     Sole Voting Power          363,174 shares
Beneficially						   of Non-Voting
Owned by Each						   Common Stock
Reporting Person With:
							   2,000 shares of
							   Voting Common
							   Stock

	                (8)     Shared Voting Power        0

		        (9)     Sole Dispositive Power     363,174 shares
							   of Non-Voting
							   Common Stock

							   2,000 shares of
							   Voting Common
							   Stock

		        (10)   	Shared Dispositive Power   0



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       363,174 shares of Non-Voting Common Stock
       2,000   shares of Voting Common Stock

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12.    Check if the Aggregate Amount in Row (9) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 9



       2.8% of the outstanding shares of Non-Voting Common Stock
       0.1% of the outstanding share of Voting Common Stock

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14.    Type of Reporting Person

       IN



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Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Voting Common Stock, par value $0.10 per share, and Non-Voting Common
Stock, par value $0.10 per share (collectively, the "Shares"), of PHI, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 2001 SE Evangeline Thruway, Lafayette, LA 70508.


Item 2. Identity and Background.

  a. This statement is filed by (i) Alesia Value Fund LLC ("AVF"), a California limited liability company; (ii) Alesia Asset Management LLC ("AAM"), a California limited liability company; (iii) Alesia Investment Management LLC ("AIM"), a California limited liability company; (iv) Christopher E. Olin ("Olin"); and (v) Timothy Stabosz ("Stabosz").

  b. The principal business address for AVF, AAM, and Olin is 22287 Mulholland Hwy, Suite 180, Calabasas, CA 91302. The principal business office for AIM is 645 S. Catalina Ave, Pasadena, CA 91106. The principal business office for Stabosz is 1501 Michigan Ave., La Porte, IN 46350.

  c. (i) AVF is engaged in the business of securities analysis and investment. AVF may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. (ii) The principal business of AAM is to act as the managing member of AVF. (iii) AIM is an investment advisor registered with the State of California. This statement relates to Shares held in the investment advisory accounts of AIM's clients. AIM may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which its clients hold an interest. (iv) Olin is the managing member of both AAM and AIM.
     (v) Stabosz is a private investor.

  d. Not applicable.

  e. Not applicable.

  f. AVF, AAM, and AIM are organized under the laws of California. Olin and Stabosz are citizens of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

(i) The aggregate consideration paid for the 33,402 shares of Non-Voting Common Stock owned directly by AVF was $348,432.60, inclusive of brokerage commissions. The Shares owned by directly by AVF were acquired with the working capital of AVF. (ii) The aggregate consideration paid for the 212,873 shares of Non-Voting Common Stock and 4,363 shares of Voting Common Stock purchased by AIM on behalf of its investment advisory clients was $2,348,537.43 and $47,003.27, respectively, inclusive of brokerage commissions. The Shares purchased by AIM were acquired with the investment capital of AIM's client accounts. (iii) The aggregate consideration paid for the 23,358 shares of Non-Voting Common Stock and 888 shares of Voting Common Stock owned directly by Olin was $253,414.14 and $9,330.94, respectively, inclusive of brokerage commissions. The shares owned directly by Olin were purchased with personal funds. (iv) The aggregate consideration paid for the 363,174 shares of Non-Voting Common Stock and 2,000 shares of Voting Common Stock owned directly by Stabosz was $3,495,476.39 and $16,204.95, respectively, inclusive of brokerage commissions. The shares owned directly by Stabosz were purchased with personal funds.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, who extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may also be held in such margin accounts, it may not be possible to determine the amounts, if any, or margin used to purchase Shares.


Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares covered by this Schedule
13D based on the Reporting Persons' beliefs that the Shares, when purchased, were undervalued and presented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability or demand of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their positions in the Issuer.

On August 20, 2018, Olin and Stabosz delivered a letter to the Management and Board of Directors of the Issuer urging PHI to consider strategic alternatives, including the sale of one or more of the Issuer's operating segments, in lieu of refinancing its debt at what the Reporting Persons view as usurious interest rates. This letter is filed as an exhibit to this Schedule 13D.

Other than as described in this Item 4 and the attached letter, the Reporting Persons do not have any present plan or proposal that would related to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of their ongoing evaluation of (a) their business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects, and/or share price, (c) industry, economic, and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting persons reserve the right (subject to any applicable restrictions under law or contract) to at any time or from time to time encourage
(through, without limitation, communications with directors, management, existing or prospective shareholders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, or (B) other changes to the Issuer's business or structure.

Item 5. Interest in Securities of the Issuer.

Based on the Issuer's quarterly report on Form 10-Q filed on August 9, 2018, there were 2,905,757 shares of Voting Common Stock and 12,905,525 shares of Non-Voting Common Stock outstanding as of August 6, 2018.

As a group, the Reporting Persons control 4.7% of the Issuer's Non-Voting Common Stock outstanding and 0.2% of the Issuer's Voting Common Stock.

  A. AVF directly owns 33,402 shares of Non-Voting Common Stock, constituting 0.3% of the outstanding Non-Voting Common Stock. AVF has shared voting and dispositional power for 33,402 shares of Non-Voting Common Stock.

  B. AAM is the managing member of AVF and may be deemed to be the beneficial owner of the 33,402 shares of Non-Voting Common Stock owned by AVF. This ownership constitutes 0.3% of the outstanding Non-Voting Common Stock. AAM has shared voting and dispositional power for 33,402 shares of Non-Voting Common Stock.

  C. Investment advisory clients of AIM directly own 212,873 shares of Non-Voting Common Stock and 4,363 shares of Voting Common Stock These shares represent 1.6% and 0.2% of the outstanding Non-Voting and Voting Common Stock, respectively. AIM has shared voting and dispositional power for 212,873 and 4,363 shares of Non-Voting and Voting Common Stock, respectively. For the investment advisory accounts of AIM's clients that hold Shares, persons other than AIM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares. No individual client of AIM is known to hold more than five percent of either class of the Issuer's Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, AIM hereby declares that nothing in this schedule shall be construed as an admission that AIM is, for purposes of Section 13(d) or 13(g) of Securities Exchange Act, the beneficiary of the securities covered by this schedule.

  D. Olin is the sole managing member of AAM and AIM. Olin therefore has shared voting and dispositional power over 246,275 shares and 4,363 shares of Non-Voting and Voting Common Stock, respectively. These shares represent 1.9% and 0.2% of the Issuer's outstanding Non-Voting and Voting Common Stock, respectively. Olin owns directly 23,358 and 888 shares of Non-Voting and Voting Common
     Stock, respectively. These shares represent 0.2% and <0.1% of the Issuer's Non-Voting and Voting Common Stock outstanding, respectively. Olin shares voting and dispositional power with AIM for 19,126 shares of Non-Voting Common Stock (0.1% of the outstanding Non-Voting Common Stock) and has sole voting and dispositional power over 4,232 and 888 shares of Non-Voting and Voting Common Stock, respectively, each representing <0.1% of their respective class of the Issuer's Common Stock.

  E. Stabosz directly owns 363,174 and 2,000 shares of the Non-Voting and Voting Common Stock, respectively. These shares represent 2.8% and 0.1% of the Issuer's outstanding Non-Voting and Voting Common Stock, respectively. Stabosz has sole voting and dispositional power over 363,174 and 2,000 shares of Non-Voting and Voting Common Stock, respectively.

  F. Transactions in the Shares by the Reporting Persons over the past 60 days are set forth in an attached exhibit and are incorporated herein by reference. Transactions reported in the exhibit have been aggregated by transaction date. The specific prices of individual transactions will be made available to the Commission, the Issuer, or any shareholder upon request.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. This agreement is filed as an exhibit and is incorporated herein by reference.

AIM holds powers of disposition and voting with respect to shares owned by its investment advisory clients pursuant to certain advisory agreements entered into between AIM and its clients.


Item 7. Material to be Filed as Exhibits.

Exhibit No.		Description

Ex. 1			Letter to the Chairman of the Board

Ex. 2			Transactions in the Shares by the Reporting
			Person

Ex. 3			Joint Filing Agreement



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.







Date: August 20, 2018

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Asset Management LLC


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Investment Management LLC


/s/ Christopher E. Olin
-------------------------------
Christopher E. Olin, individually


/s/ Timothy Stabosz
-------------------------------
Timothy Stabosz, individually